NATIONAL PROPERTY INVESTORS 8
c/o NPI Equity Investments, Inc.
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
June 11, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Income Fund 23, LLC, MP Value Fund 6, LLC, MPF Acquisition Co. 3, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”), initiated an unsolicited tender offer to buy up to 8,976 units of limited partnership interest (“Units”) in National Property Investors 8 (the “Partnership”) on May 30, 2007.
     The Partnership, through its managing general partner, NPI Equity Investments, Inc., is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The managing general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer, because the managing general partner does not have a reliable indicator of the fair value of the Units. The managing general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the managing general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
     However, we call your attention to the following considerations:
•	The MacKenzie Group’s $50.00 per Unit offer price will be reduced by the amount of any distributions declared or made between May 30, 2007 and July 16, 2007, or such other date as the MacKenzie Group’s offer may be further extended.

•	The MacKenzie Group’s offer to purchase estimates the liquidation value of the Partnership to be $70.00 per Unit. However, the MacKenzie Group is only offering $50.00 per Unit.

•	Our records indicate that the MacKenzie Group does not currently own any Units. However, the MacKenzie Group’s ownership of Units as a result of the MacKenzie Group’s offer may affect the outcome of Partnership decisions, in that it will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the managing general partner are given an opportunity to consent or object.

•	The MacKenzie Group’s offer states that tendered Units may be withdrawn at any time until the offer has expired and, if the MacKenzie Group has not agreed to accept the tendered Units for payment by July 29, 2007, then such Units may be withdrawn at any time after such date until the Units are accepted.

•	AIMCO Properties, L.P. (“AIMCO Properties”) and its affiliates, which hold 27,772 Units, or approximately 61.88% of the outstanding Units, do not intend to tender any of their Units in the MacKenzie Group’s offer.

•	The MacKenzie Group’s offer is limited to 8,976 Units. If more than 8,976 Units are tendered in the MacKenzie Group’s offer, the MacKenzie Group will either accept the Units on a pro rata basis or accept none, if an investor were to elect the “all or none” option. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership or might not dispose of any of its tendered Units.

•	In 2004, AIMCO Properties purchased in private transactions 35 Units at a price of $7.04 per Unit.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board.
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2007 (through March 31), 2006, 2005 and 2004, as reported by Direct Investments Spectrum, an independent third-party source.

	HIGH	LOW
Year Ended December 31, 2007 (through March 31):	$267.00	$267.00
Year Ended December 31, 2006:	$121.00	$70.00
Year Ended December 31, 2005:	$120.00	$60.00
Year Ended December 31, 2004:	$375.00	$375.00
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2007 (through May 31), 2006 and 2005, as reported by the American Partnership Board, an independent, third-party source. There were no sales reported by the American Partnership Board during the year ended December 31, 2004.

	HIGH	LOW
Year Ended December 31, 2007 (through May 31):	$80.01	$80.01
Year Ended December 31, 2006:	$81.01	$73.28
Year Ended December 31, 2005:	$72.06	$72.06
•	The MacKenzie Group does not indicate what its specific plans or proposals are regarding future tender offers.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.

Sincerely, NPI Equity Investments, Inc., Managing General Partner

2